Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                               18 June 2007



                              WPP GROUP PLC ("WPP")

              Mediaedge:cia acquires media agency MediaX in Austria


WPP announces that its wholly-owned operating company Mediaedge:cia, a leading media investment management network, has acquired 100% of the issued share capital of media agency MediaX Mediaberatung Gesellschaft mbH, ("MediaX").

Founded in 1997, MediaX is based in Vienna, Austria and employs 12 people. Clients include Erste Bank, ONE, Yesss! and Mango.

MediaX's audited revenues for the year ended 31 December 2006 were (euro)1.98 million, with gross assets at the same date of (euro)2.41million.

This investment continues WPP's strategy of developing its capabilities for existing and new clients in mature markets.


Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204

www.wpp.com
-----------